August 5, 2024

Fanghan Sui
Chief Executive Officer
Battery Future Acquisition Corp.
8 The Green, #18195
Dover, DE 19901

       Re: Battery Future Acquisition Corp.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-41158
Dear Fanghan Sui:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Jeffrey Gallant